UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 2, 2008**

CALPINE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

50 West San Fernando Street, San Jose, California 95113
717 Texas Avenue, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: (713) 830-8775

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

1

ITEM 5.02 — DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY PLANS.

On May 2, 2008, Todd W. Filsinger was named Interim Chief Operating Officer of Calpine Corporation (the "Company"), effective immediately.

Mr. Filsinger, 46, is a Managing Partner of PA Consulting Group Inc. ("PA Consulting"), and the head of its Global Energy Practice. Mr. Filsinger, who has been associated with PA Consulting since 2000, has been providing consulting services to the Company since December 2005 pursuant to agreements between the Company and PA Consulting. As a consultant, Mr. Filsinger also served as the Company's Interim Executive Vice President, Commercial Operations, from August 24, 2007, to September 20, 2007. Prior to his appointment as Interim Chief Operating Officer, Mr. Filsinger served as an advisor to the Company's Chief Executive Officer. Mr. Filsinger received a bachelor's degree in mechanical engineering from Colorado State University in 1985 and a master's degree in business administration from the University of Colorado in 1989.

PA Consulting was retained by the Company in connection with its Chapter 11 restructuring pursuant to a letter agreement dated December 7, 2005. Mr. Filsinger does not receive any compensation directly from the Company or participate in any of the Company's employee benefit plans. Rather, Mr. Filsinger is compensated independently pursuant to separate arrangements between him and PA Consulting. However, Mr. Filsinger is entitled to indemnification under the provisions of the Company's Certificate of Incorporation.

Pursuant to the letter agreement, the Company was charged a fee for Mr. Filsinger's services of $620 per hour from January 1, 2007, through January 31, 2008, this fee was increased to $750 per hour beginning February 1, 2008. The Company incurred a total of approximately $27 million under the letter agreement in 2007, of which $1.2 million related to fees for services provided by Mr. Filsinger. Through March 31, 2008, the Company incurred an additional $5.5 million under the letter agreement of which $292,000 related to fees for services provided by Mr. Filsinger. On May 2, 2008, the Company entered into a new agreement with PA Consulting, which replaced the letter agreement. Pursuant to an addendum to the new agreement, also entered into on May 2, 2008, the Company will be charged a fixed rate of $220,000 per month for Mr. Filsinger's services as Interim Chief Operating Officer, which amount will include the services of one additional PA Consulting consultant to support Mr. Filsinger; services provided by Mr. Filsinger outside of the defined scope of the Interim Chief Operating Officer services will be separately charged at the hourly billing rate then in effect for Mr. Filsinger (currently $750 per hour). In addition, the addendum to the new agreement provides that PA Consulting shall be eligible to receive a success fee in connection with Mr. Filsinger's services as Interim Chief Operating Officer at the discretion of the Company's Chief Executive Officer.

The Company understands from Mr. Filsinger that he does not have a direct monetary interest in the transaction. In particular, Mr. Filsinger does not directly receive (and has not directly received) a portion of the fees paid by the Company to PA Consulting in respect of his hourly fees, the monthly fee, the overall fee, or any other fees relating to any other aspect of the engagement, nor has or will his ultimate total compensation from PA Consulting be directly attributable to the Company's engagement of PA Consulting and the fees generated thereby. Rather, the ultimate amount of his total compensation from PA Consulting has and will depend on a number of factors related to, among other things, the financial success of PA Consulting as well as his successful performance in his position with PA Consulting. Accordingly, the Company is not able to determine the approximate amount, if any, of Mr. Filsinger's interest in the transaction. The Company further understands from Mr. Filsinger that if he does directly receive, or become entitled to receive, all or any portion of any fees paid to PA Consulting relating to the engagement, he will inform the Company.

A copy of the December 7, 2005 letter agreement between the Company and PA Consulting is incorporated by reference as Exhibit 10.1 hereto. A copy of the May 2, 2008, agreement with PA Consulting is filed herewith as Exhibit 10.2, and a copy of the May 2, 2008, addendum to the May 2, 2008, agreement is filed herewith as Exhibit 10.3.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

Exhibits

Exhibit No.	Description
10.1	Letter Agreement, dated December 7, 2005, between the Company and PA Consulting Group, Inc. (incorporated by reference to Exhibit 10.6.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).†
10.2	Professional Engagement Agreement General Terms, dated May 2, 2008, between the Company and PA Consulting Group, Inc.*†
10.3	Addendum No. 1 to Professional Engagement Agreement General Terms, dated May 2, 2008, between the Company and PA Consulting Group, Inc.*†

_____

* Filed herewith.

† Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ Charles B. Clark, Jr.
Charles B. Clark, Jr.
Senior Vice President and
Chief Accounting Officer

Date: May 8, 2008

EXHIBIT INDEX

Exhibit No.	Description
10.1	Letter Agreement, dated December 7, 2005, between the Company and PA Consulting Group, Inc. (incorporated by reference to Exhibit 10.6.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).†
10.2	Professional Engagement Agreement General Terms, dated May 2, 2008, between the Company and PA Consulting Group, Inc.*†
10.3	Addendum No. 1 to Professional Engagement Agreement General Terms, dated May 2, 2008, between the Company and PA Consulting Group, Inc.*†

_____

* Filed herewith.

† Management contract or compensatory plan or arrangement.